UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 27, 2017

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Cumberland House

5th Floor, 1 Victoria Street,

Hamilton, HM11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40- F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐             No   ☒

EXHIBIT 23.1 IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF ARDMORE SHIPPING CORPORATION:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206501) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED SEPTEMBER 24, 2015

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213343) FILED WITH THE SEC ON AUGUST 26, 2016

Item 1—Information Contained in this Form 6-K Report

Attached to this Report on Form 6-K are (i) as Exhibit 23.1, the Consent of Drewry Shipping Consultants Ltd. and (ii) as Exhibit 99.1, a press release announcing the secondary public offering of Ardmore Shipping Corporation (“Ardmore”) common stock by GA Holdings LLC and Ardmore’s concurrent repurchase of common stock.

Item 6—Exhibits

The following exhibits are filed as part of this Report:

23.1	Consent of Drewry Shipping Consultants Ltd.

99.1	Press Release, dated November 27, 2017, announcing the secondary public offering of Ardmore common stock by GA Holdings LLC and Ardmore’s concurrent repurchase of common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: November 27, 2017

	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary